Exhibit 99.1
FREESEAS INC.
89 Akti Miaouli Street & 4 Mavrokordatou Street
185 38 Piraeus, Greece

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 17, 2009

To the Shareholders of FreeSeas Inc.:
     The 2009 Annual Meeting of Shareholders (the “Annual Meeting”) of FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “FreeSeas”), will be held at the Athens Ledra Marriott Hotel, 115 Syngrou Avenue, Athens, 11745 Greece, at 15:00 Greek time/8:00 a.m. New York time, on Thursday, September 17, 2009 for the following purposes:
1.	To elect two directors of the Company to serve until the 2012 Annual Meeting of Shareholders;

2.	To consider and vote upon a proposal to amend the Company’s Articles of Incorporation to increase the number of authorized shares of common stock, par value $0.001 per share, from 40,000,000 to 250,000,000 shares;

3.	To consider and vote upon a proposal to ratify the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2009; and

4.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.
     Our Board of Directors has fixed the close of business on August 14, 2009 as the record date for determining those shareholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof.
     Whether or not you expect to be present, please sign, date and return the enclosed proxy card in the pre-addressed envelope provided for that purpose as promptly as possible. No postage is required if mailed in the United States.
By Order of the Board of Directors,

Alexis Varouxakis,
Secretary
Piraeus, Greece
August 19, 2009
All shareholders are invited to attend the Annual Meeting in person. Those shareholders who are unable to attend are respectfully urged to execute and return the enclosed proxy card as promptly as possible. Shareholders who execute a proxy card may nevertheless attend the Annual Meeting, revoke their proxy and vote their shares in person. “Street name” shareholders who wish to vote their shares in person will need to obtain a proxy from the broker or nominee in whose name their shares are registered.

TIME, DATE AND PLACE OF ANNUAL MEETING
INFORMATION CONCERNING PROXY
PURPOSES OF THE ANNUAL MEETING
OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS
PROPOSAL 1: ELECTION OF DIRECTORS
PROPOSAL 2: TO APPROVE AN AMENDMENT TO THE COMPANY’S ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK
PROPOSAL 3: TO RATIFY THE SELECTION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
HOUSEHOLDING OF ANNUAL DISCLOSURE DOCUMENTS
OTHER BUSINESS

FREESEAS INC.
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 17, 2009

PROXY STATEMENT

TIME, DATE AND PLACE OF ANNUAL MEETING
     This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “FreeSeas”), of proxies from the holders of our common stock, par value $0.001 per share, for use at our Annual Meeting of Shareholders (the “Annual Meeting”) to be held at the Athens Ledra Marriott Hotel, 115 Syngrou Avenue, Athens, 11745 Greece at 15:00 Greek time/8:00 a.m. New York time, on Thursday, September 17, 2009, and at any adjournments or postponements thereof pursuant to the enclosed Notice of Annual Meeting.
     The approximate date this Proxy Statement and the enclosed form of proxy are first being sent to shareholders is August 19, 2009. Shareholders should review the information provided herein in conjunction with our Annual Report to Shareholders, which has been posted on our website, www.freeseas.gr. Our principal executive offices are located at 89 Akti Miaouli and 4 Mavrokordatou Street, 185 38 Piraeus, Greece, and our telephone number is 011-30-210-452-8770. If you desire to receive a paper copy of our Annual Report, please contact our Corporate Secretary at this address or telephone number.
INFORMATION CONCERNING PROXY
     The enclosed proxy is solicited on behalf of our Board of Directors. The giving of a proxy does not preclude the right to vote in person should any shareholder giving the proxy so desire. Shareholders have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either in person at the Annual Meeting or by filing with our Secretary at our headquarters a written revocation or duly executed proxy bearing a later date; no such revocation will be effective, however, until written notice of the revocation is received by us at or prior to the Annual Meeting.
     The cost of preparing, assembling and mailing this Proxy Statement, the Notice of Annual Meeting and the enclosed proxy is to be borne by us. In addition to the use of mail, our employees may solicit proxies personally and by telephone. Our employees will receive no compensation for soliciting proxies other than their regular salaries. We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy materials to their principals and to request authority for the execution of proxies. We will reimburse such persons for their expenses in doing so. In addition, we have engaged Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902, as our proxy solicitor to help us solicit proxies from record holders, brokers, banks or other nominees. We will pay all fees and expenses of Morrow & Co., LLC relating to the solicitation of proxies for the Annual Meeting.

PURPOSES OF THE ANNUAL MEETING
     At the Annual Meeting, our shareholders will consider and vote upon the following matters:
1.	To elect two directors of the Company to serve until the 2012 Annual Meeting of Shareholders;

2.	To consider and vote upon a proposal to amend the Company’s Articles of Incorporation to increase the number of authorized shares of common stock, par value $0.001 per share, from 40,000,000 to 250,000,000 shares;

3.	To consider and vote upon a proposal to ratify the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2009; and

4.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.
     Unless contrary instructions are indicated on the enclosed proxy, all shares of common stock represented by valid proxies received pursuant to this solicitation (and which have not been revoked in accordance with the procedures set forth herein) will be voted (a) for the election of the nominees for director named below and (b) in favor of all other proposals described in the Notice of Annual Meeting. In the event a shareholder specifies a different choice by means of the enclosed proxy, the shareholder’s shares will be voted in accordance with the specification so made.
OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS
     Our Board of Directors has set the close of business on August 14, 2009 as the record date for determining which of our shareholders are entitled to notice of and to vote at the Annual Meeting. As of the record date, there were 31,212,480 shares of common stock that are entitled to be voted at the Annual Meeting. Each share of common stock is entitled to one vote on each matter submitted to shareholders for approval at the Annual Meeting.
     The attendance, in person or by proxy, of the holders of a majority of the outstanding shares of our common stock entitled to vote at the Annual Meeting is necessary to constitute a quorum. Directors will be elected by a plurality of the votes cast by the shares of common stock represented in person or by proxy at the Annual Meeting. The affirmative vote of the holders of a majority of the shares of common stock eligible to vote at the Annual Meeting will be required for approval of the amendment to the Company’s Articles of Incorporation. The affirmative vote of the holders of a majority of the shares of common stock present in person or by proxy at the Annual Meeting will be required to approve the ratification of our auditors for the 2009 fiscal year and for any other proposals that may come before the Annual Meeting. If less than a majority of the outstanding shares entitled to vote is represented at the Annual Meeting, a majority of the shares so represented may adjourn the Annual Meeting to another date, time or place, and notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before an adjournment is taken.
     Prior to the Annual Meeting, we will select one or more inspectors of election for the meeting. Such inspector(s) shall determine the number of shares of common stock represented at the meeting, the existence of a quorum and the validity and effect of proxies, and shall receive, count and tabulate ballots and votes and determine the results thereof. Abstentions will be considered as shares present and entitled to vote at the Annual Meeting and will be counted as votes cast at the Annual Meeting, but will not be counted as votes cast for or against any given matter.

     A broker or nominee holding shares registered in its name, or in the name of its nominee, which are beneficially owned by another person and for which it has not received instructions as to voting from the beneficial owner, may have discretion to vote the beneficial owner’s shares with respect to the election of directors and the other matters addressed at the Annual Meeting. Any such shares that are not represented at the Annual Meeting either in person or by proxy will not be counted in the vote on any matters addressed at the Annual Meeting.
PROPOSAL 1: ELECTION OF DIRECTORS
     Our Articles of Incorporation provide that the Board of Directors be divided into three classes. Each class of directors serves a staggered three-year term. Kostas Koutsoubelis and Didier Salomon hold office until the 2009 Annual Meeting and have been nominated for reelection as described below. Focko H. Nauta holds office until the 2010 Annual Meeting. Dimitris Panagiotopoulos and Ion G. Varouxakis hold office until the 2011 Annual Meeting.
     At the Annual Meeting, two directors will be elected by the shareholders to serve until the 2012 Annual Meeting or until the director’s successor is duly elected and qualified. The accompanying form of proxy, when properly executed and returned to the Company, will be voted FOR the election as director of the persons named below, unless the proxy contains contrary instructions. Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement. Management has no reason to believe that either nominee is unable or unwilling to serve if elected. If either nominee should become unable or unwilling to serve as a director, however, the proxy will be voted for the election of such other person as shall be designated by the Board of Directors.
     The persons nominated as directors are as follows:

Name	Age	Position with the Company	Term Expires
Kostas Koutsoubelis	54	Director, Vice President	2009
		and Treasurer
Didier Salomon	63	Director	2009
     Kostas Koutsoubelis joined our Board of Directors in 2007 and serves as our Vice President and Treasurer. In addition, Mr. Koutsoubelis is the group financial director of the Restis Group of Companies and also the chairman of Golden Energy Marine Corp. Furthermore, he is a member of the board of directors of First Business Bank, South African Marine Corp. S.A. and Swissmarine Corporation Ltd. Before joining the Restis Group, he served as head of shipping of Credit Lyonnais Greece. After graduating from St. Louis University, St. Louis, Missouri, he held various positions in Mobil Oil Hellas S.A. and after his departure he joined International Reefer Services, S.A., a major shipping company, as financial director. In the past he has also served as director of Egnatia Securities S.A., a stock exchange company, and Egnatia Mutual Fund S.A. He is a governor in the Propeller Club Port of Piraeus and member of the Board of the Association of Banking and Financial Executives of Hellenic Shipping.

     Didier Salomon joined our Board of Directors in 2008. He has spent fourteen years as head of global shipping at BNP Paribas. Prior to that, he held similar positions at Banque Louis-Dreyfus, Banque Bruxelles Lambert and Credit Naval. Mr. Salomon holds a diploma in political science (Sciences Po Paris), a degree in law (Paris Assas) and a post graduate diploma in banking (Centre d’Etudes Superieures de Banque). For many years he has been a lecturer on the economy and capital markets at the Conservatoire des Arts et Metiers in Paris. Mr. Salomon is a member of our audit, compensation, corporate governance and nominating committees.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE
NOMINEES FOR ELECTION AS DIRECTORS.
PROPOSAL 2: TO APPROVE AN AMENDMENT TO THE COMPANY’S ARTICLES OF INCORPORATION TO INCREASE
THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK
     The Board of Directors has approved, and the Company is seeking approval by the shareholders of, an amendment to Paragraph D of the Company’s Amended and Restated Articles of Incorporation that increases the number of shares of common stock that the Company is authorized to issue from 40,000,000 shares to 250,000,000 shares. Under this amendment, the number of shares of preferred stock would remain unchanged at 5,000,000 shares. The full text of the proposed amendment is attached to this proxy statement as Appendix A, and the following description is qualified in its entirety by reference to Appendix A.
     The Company desires to increase the number of authorized shares of common stock to provide the Company with the flexibility to structure equity financings and raise capital for working capital purposes, authorize stock splits, pay dividends, expand through acquisitions, joint ventures and strategic alliances, and to otherwise meet corporate needs. The Company filed a shelf registration statement in 2008 with the U.S. Securities and Exchange Commission and closed on a public offering of 10,041,151 shares of the Company’s common stock on July 28, 2009 pursuant to such shelf registration. Following this offering, the Company has outstanding 31,212,480 shares of common stock and has reserved 3,171,271 shares for issuance upon the exercise of the Company’s outstanding options and warrants. The Company may consider future capital raises, depending on market conditions and the Company’s capital needs at the time. Opportunities may arise that require the Board of Directors to act quickly, such as companies and/or vessels becoming available for acquisition or favorable market conditions for acquisitions, capital financings or public offerings. This flexibility is important to the Company’s future growth. The Board of Directors believes that the authorization to issue additional shares of common stock is necessary to enhance the Company’s ability to respond to these and similar opportunities.
     Each additional share of the Company’s common stock authorized by the amendment will have the same rights and privileges as each share of common stock currently authorized or outstanding. The holders of common stock have no preemptive rights. Authorized but unissued shares of the Company’s common stock, including the shares of common stock covered by this proposal, may be issued at such times, for such purposes and for such consideration as the Board of Directors may determine to be appropriate without further authority from or approval by the shareholders of the Company, except as may be required by applicable law or as the Board of Directors deems advisable.

     Notwithstanding the foregoing, the issuance of additional shares of common stock may have certain adverse effects upon the current holders of the Company’s common stock. The approval of the proposed amendment will result in a greater number of shares of common stock available for issuance. Because there are no preemptive rights with respect to the common stock, shareholders may experience a significant reduction in their shareholders’ interest with respect to earnings per share, voting, liquidation value and book and market value per share if the additional authorized shares of common stock are issued, other than through a proportional issuance, such as a stock split or stock dividend. The authorization of additional shares of common stock may also have the effect of delaying or preventing a change in control of the Company. Shares of authorized and unissued common stock could be issued (within the limits imposed by applicable law) in one or more transactions which could make a change in control of the Company more difficult and therefore less likely. This proposal is not in response to any attempt to acquire control of the Company, however, nor is the Company aware of any such attempt.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE
AMENDMENT TO THE COMPANY’S ARTICLES OF INCORPORATION.
PROPOSAL 3: TO RATIFY THE SELECTION
OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     The audit committee has selected Ernst & Young (Hellas) Certified Auditors-Accountants S.A. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2009.
     Shareholder approval is not required for the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A., because the audit committee is responsible for selecting auditors. Nevertheless, the appointment is being submitted for ratification by the shareholders at the Annual Meeting. No determination has been made, however, as to what action the Board of Directors or the audit committee would take if shareholders do not ratify this appointment.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE PROPOSAL TO
RATIFY THE SELECTION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009.
HOUSEHOLDING OF ANNUAL DISCLOSURE DOCUMENTS
     Shareholders sharing an address who are receiving multiple copies of the proxy statement may contact their broker, bank or other nominee if in the future they would like only a single copy of each document be mailed to all shareholders at the shared address. In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the proxy statement to multiple shareholders who share an address unless that nominee has received contrary instructions from one or more of the shareholders. We will deliver promptly, upon written or oral request, a separate copy of the proxy statement to a shareholder at a shared address to which a single copy of the document was delivered. Shareholders who wish to receive a separate copy of the proxy statement, now or in the future, should submit their request to us by phone at 011-30-210-452-8770 or by mail at 89 Akti Miaouli Street and 4 Mavrokordatou Street, 185 38 Piraeus, Greece.

OTHER BUSINESS
     The Board of Directors knows of no other business to be brought before the Annual Meeting. If, however, any other business should properly come before the Annual Meeting, the persons named in the accompanying proxy will vote proxies as in their discretion they may deem appropriate, unless they are directed by a proxy to do otherwise.
By Order of the Board of Directors,

Alexis Varouxakis,
Secretary
Pireaus, Greece
August 19, 2009

APPENDIX A
AMENDMENT
TO
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
FREESEAS INC. (THE “CORPORATION”)
PURSUANT TO SECTION 90 OF
THE MARSHALL ISLANDS BUSINESS CORPORATION ACT
     I, Ion G. Varouxakis, the President and Chief Executive Officer of the Corporation, for the purpose of amending the Articles of Incorporation of the Corporation, hereby certify:
1.	The name of the Corporation is: FreeSeas Inc.

2.	The Articles of Incorporation were filed with the Registrar of Corporations as of the 23rd day of April, 2004 and were amended and restated in their entirety as of the 26th day of April, 2005.

3.	The Paragraph D of the Articles of Incorporation is deleted in its entirety and replaced with the following:
“D.	The aggregate number of shares of capital stock that the Corporation shall have the authority to issue is two hundred fifty-five million (255,000,000) consisting of the following:

(1) The Corporation is authorized to issue two hundred fifty million (250,000,000) registered shares of common stock with a par value of US $0.001 per share.

(2) The Corporation is authorized, without further vote or action by the shareholders, to issue five million (5,000,000) registered shares of preferred stock with a par value of US $0.001 per share. The Board of Directors of the Corporation shall have the authority to establish such series of preferred stock and with such designations, preferences and relative participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such shares of preferred stock.”
4.	All of the other provisions of the Amended and Restated Articles of Incorporation shall remain unchanged.

5.	This Amendment to the Amended and Restated Articles of Incorporation was approved by a majority of the shareholders of the Corporation at an annual meeting of the shareholders of the Corporation held on September 17, 2009.

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     IN WITNESS WHEREOF, I have executed this Amendment to the Amended and Restated Articles of Incorporation on behalf of the Corporation on this            day of                          , 2009.

Ion G. Varouxakis
President and Chief Executive Officer

SS.:
On this            day of                          , 2009, before me personally came Ion G. Varouxakis known to me to be the individual described in and who executed the foregoing instrument and he duly acknowledged to me that the execution thereof was his act and deed.

Notary Public

(Seal)
Print Name of Notary

Serial Number, if any

My Commission Expires:

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